UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

THOR INDUSTRIES, INC.

(Name of Issuer)

Common Shares, $0.10 par value

(Title of Class of Securities)

885160101

(CUSIP Number)

Ackneil M. Muldrow, III

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 9 Pages

Exhibit Index: Page 8

CUSIP No. 885160101	Page 2 of 9 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Estate of Wade F. B. Thompson

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

n/a

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                               [   ]

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		15,453,470
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 15,453,470
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

15,453,470

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                [   ]

13	Percent of Class Represented By Amount in Row (11)

27.87%

14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 885160101	Page 3 of 9 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Angela E. Thompson

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

n/a

6	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                [   ]

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 15,453,470
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		15,453,470

11	Aggregate Amount Beneficially Owned by Each Reporting Person

15,453,470

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                               [   ]

13	Percent of Class Represented By Amount in Row (11)

27.87%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 885160101	Page 4 of 9 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Alan Siegel

2	Check the Appropriate Box If a Member of a Group (See Instructions)
2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

n/a

7	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                               [   ]

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		2,000
Beneficially Owned By Each	8	Shared Voting Power 15,453,470
Reporting Person With	9	Sole Dispositive Power 2,000
	10	Shared Dispositive Power
		15,453,470

11	Aggregate Amount Beneficially Owned by Each Reporting Person

15,455,470

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                [   ]

13	Percent of Class Represented By Amount in Row (11)

27.87%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 885160101	Page 5 of 9 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to common shares, $0.10 par value (the “Shares”), of Thor Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 410 W. Pike Street, Jackson Center, Ohio 45334-0629.

Item 2.	Identity and Background.

(a)        This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Estate of Wade F. B. Thompson (the “Estate”);

(ii)	Mrs. Angela E. Thompson, a United States citizen; and

(iii)	Mr. Alan Siegel, a United States citizen.

This Statement relates to Shares held by the Estate. Mrs. Thompson and Mr. Siegel were appointed co-executors of the Estate on November 27, 2009. Mr. Siegel is a director of the Issuer. The principal business address of the Reporting Persons is 230 Park Avenue, Suite 618, New York, NY 10169.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Estate acquired beneficial ownership of the Shares for no consideration as a result of the death of Mr. Wade F. B. Thompson on November 12, 2009.

Item 4.	Purpose of Transaction.

The Estate acquired beneficial ownership of the Shares for no consideration as a result of the death of Mr. Wade F. B. Thompson on November 12, 2009. The Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4

Item 5.	Interest in Securities of the Issuer.

(a)        As of October 16, 2009, the number of Shares outstanding was approximately 55,440,924 based on the information contained in the Issuer's Definitive Proxy Statement filed on November 3, 2009. As of the date hereof, the Estate and Ms. Thompson may be deemed the beneficial owners of 15,453,470 Shares (approximately 27.87% of the total number of Shares outstanding). As of the date hereof, Mr. Siegel may be deemed the beneficial owner of 15,455,470 Shares (approximately 27.87% of the total number of Shares outstanding), this number consists of (i) 15,453,470 Shares held by

CUSIP No. 885160101	Page 6 of 9 Pages

the Estate and (ii) 2,000 Shares issuable upon exercise of stock options held by Mr. Siegel (the “Options”).

 (b)        As of the date hereof, (i) the Estate may be deemed to have the sole power to direct the voting and disposition of 15,453,470 Shares, (ii) Mrs. Thompson and Mr. Siegel may be deemed to have the shared power to direct the voting and disposition of 15,453,470 Shares, and (iii) Mr. Siegel may be deemed to have the sole power to direct the voting and disposition of 2,000 Shares.

 (c)        There have been no transactions effected with respect to the Shares by the Reporting Person in the past 60 days.

 (d)         Not applicable.

 (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in this Item 6, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On March 4, 2005, Mr. Siegel received an option issued pursuant to the Issuer’s 1999 Stock Option Plan, to purchase 5,000 Shares at $31.59 per share. In 2007, Mr. Siegel exercised the option to purchase 3,000 of such Shares. Mr. Siegel retains the option to purchase 2,000 Shares, which option is fully exercisable and expires on March 4, 2015. A copy of the 1999 Stock Option Plan has been filed as Exhibit 4.1 to the Issuer’s Registration on Form S-8, dated November 5, 1999.

Item 7.	Material to be Filed as Exhibits.

The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 885160101	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 3, 2009	ESTATE OF WADE F. B. THOMPSON

	By:	/s/ Angela E. Thompson
Name: Angela E. Thompson
Title: Co-Executor

	By:	/s/ Alan Siegel
Name: Alan Siegel
Title: Co-Executor

Date: December 3, 2009	ANGELA E. THOMPSON

/s/ Angela E. Thompson

Date: December 3, 2009	ALAN SIEGEL

/s/ Alan Siegel

CUSIP No. 885160101	Page 8 of 9 Pages

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of December 3, 2009, by and among the Estate of Wade F. B. Thompson, Angela E. Thompson and Alan Siegel	8

CUSIP No. 885160101	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares, par value $0.10 per share, of Thor Industries, Inc., dated as of December 3, 2009, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: December 3, 2009	ESTATE OF WADE F. B. THOMPSON

	By:	/s/ Angela E. Thompson
Name: Angela E. Thompson
Title: Co-Executor

	By:	/s/ Alan Siegel
Name: Alan Siegel
Title: Co-Executor

Date: December 3, 2009	ANGELA E. THOMPSON

/s/ Angela E. Thompson

Date: December 3, 2009	ALAN SIEGEL

/s/ Alan Siegel